Exhibit 99.34

CONSENT OF DOUG REDDY

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Doug Reddy
By: Doug Reddy, P.Geo.

Dated: March 24, 2020